SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly traded company)

CNPJ. nº 00.001.180/0001-26

NOTICE TO CONVENE

57th Annual General Meeting and 167 Extraordinary General Meeting

We convene the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. (The "Company") to meet at the Company's headquarters in Brasília, Distrito Federal, Commercial Sector Norte, Quadra 06, Conjunto A, Bloco A, 6th and 8th floors, Venâncio 3000 Building, Asa Norte, CEP 70716-900, on April 28, 2017, at 2:00 p.m., in the Ordinary and Extraordinary General Meeting to deliberate on the following Agenda:

Matters to be discussed in the Extraordinary General Meeting:

1. Deliberate on the reform of the Company’s Articles of Incorporation, upon the amendment of Article 17, head provision; with the purpose of changing the term of office of the Board Directors and the number of renewals in the office; amendment to 18, head provision, with the purpose of changing the term of office of the officers and the number of renewals in the office; inclusion of paragraph 1 in Article 20 and renumbering the other paragraphs of Article 20, with the purpose of unifying the term of offices of the Board Directors and Executive Officers; inclusion of Article 21, with the purpose of establishing that the term for managing the members of the Board of Directors and Executive Officers to extend until the vesting of new members, under the terms of Article 150, Paragraph 4 of Law 6,404/76; inclusion of paragraphs 1, 2 and 3 in Article 21, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Article 21, 22, 23, 24, 25, because of renumbering; amendment to Article 26, caput and subsections XXII and XXIV, head provision, because of renumbering of Article 33 and 53  and renumbering of the head provision; amendment to Article 27, 28, 29, 30, 31, 32, head provision, because of renumbering; amendment to Paragraph 1 of Article 32, because of renumbering of Article 25; amendment to Article 33, head provision, because of renumbering; amendment to Item I of Article 33, because of renumbering of Article 25; amendment to Article 34, head provision, because of renumbering; amendment to item VIII of Article 34, because of renumbering of Article 33; amendment to Article 35, 36, head provision, because of renumbering; amendment to Paragraph 3 of Article 36, with the purpose of changing the term of office of the Members of the Fiscal Council and the number of renewals in the office; inclusion of Paragraphs 4 and 5 to Article 36, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Paragraph 5 of Article 36 because of renumbering; exclusion of Paragraph 5 of the Article 36; amendment to Article 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, because of renumbering; amendment to the provisions in Article 52, II, because of renumbering of Article 25; amendment to Article 53, 54, 55, 56 and 57, because of renumbering.

 Matters to be discussed at the Ordinary General Meeting:

2. Deliberate on the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2016;

3. Deliberate on the management proposal of the Company for distribution of the results related to the financial year, ending as of December 31, 2016, including the Management Proposal of the company concerning the Capital Budget;

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

4. Elect members of the Board of Directors of the Company and designate, from among the elected members, its Chairman;

5. Elect the members of the Supervisory Board and their alternates; and

6. Establish the remuneration of the Administrators and members of the Fiscal Council of the Company.

Pursuant to paragraph one of article 126 of the Corporations Act and the decision of the 1st Committee of the CVM in CVM process RJ-2014/3578, on November 4, 2014, the shareholder may be represented in the General Meeting: (i) If a natural person, by an attorney constituted less than 1 (one) year previously (who may be a shareholder, an administrator of the Company or an attorney duly registered with the Bar Association of Brazil) (ii) If a legal entity, by its legal representatives or by an attorney appointed pursuant to its Articles of INCORPORATION and in accordance with the rules of the Brazilian Civil Code, (iii) if an investment fund, by its administrator and/or its manager, or by an attorney appointed pursuant to its Articles of Incorporation and in accordance with the rules of the Brazilian Civil Code.

Pursuant to the procedures provided for in CVM Instruction No. 481 of December 17, 2009, as amended ("CVM Instruction 481"), in the Reference Form of the Company and the instructions contained in the Proposal of the Board to the General Meeting hereby convened, the shareholder may exercise the right to vote through the completion and delivery of the Distance Voting Ballot ("Voting Ballot") made available by the Company on the Company websites (www.eletrobras.com/elb/ri) and the Brazilian Securities Commission - CVM (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure the admission in the General Meeting, pursuant to article 5of CVM Instrction 481, must present the following documents:

•       Official identity document with photo;

•       Authenticated photocopy of the updated Articles of Incorporation (articles of incorporation), in the case of a legal entity;

•       Original or certified copy of the power of attorney granted by the shareholder; and

•        Original copy of the extract of shareholder status provided by the depository or custodial institution, identifying its status as a shareholder.

In accordance with the sole paragraph of article 43 of the Company's Articles of Incorporation, the delivery of the documents evidencing shareholder and representational status is requested to be made within 72 (seventy-two) hours prior to the Ordinary General Meeting hereby convened, to the Superintendence of Investor Relations - DFR, Division of Market Services – DFRM, at Avenida Presidente Vargas, nº. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the hours of 8:00 a.m. to 12:00 p.m. and 2:00 p.m. to 5:00 p.m. All shareholders who appear with the necessary documentation to take part in the meeting, will be accepted in the Ordinary and Extraordinary General Meeting hereby convened.

In accordance with article 141 of the Corporations Act and articles 1 and 3 of CVM Instruction No. 165, of December 11, 1991, as amended, shareholders representing at least 5% (five percent) of

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

the voting shareholders' equity of the Company may require the adoption of the multiple vote process for election of the members of the Board of Directors of the Company, provided that the legal deadline of 48 (forty-eight) hours in advance of the date on which the Ordinary General Meeting hereby convened is observed.

The decisions will be taken at the Ordinary and Extraordinary General Meeting hereby convened by most the votes, and the vote of each shareholder will be proportional to its shareholding participation in the shareholders' equity of the Company.

All documentation pertinent to the subjects that will be deliberated in the Ordinary and Extraordinary General Meeting is available to the shareholders at the Superintendence of Investor Relations - DFR, Market Relations and Compulsory Loan Department – DFRM, at Av. Presidente Vargas, 409 – 9th floor, in the city of Rio de Janeiro, RJ and at the Company websites (www.eletrobras.com/elb/ri) and the Brazilian Securities Commission - CVM (www.cvm.gov.br) and BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br), in accordance with article 133, § 1 of the Corporations Act and article 9 of CVM Instruction 481.

Brasília, March 27, 2017.

José Luiz Alqueres

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.